INVESTMENT MANAGERS SERIES TRUST

INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

July 23, 2021

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust (File No. 811-21719 -and Investment Managers Series Trust II (File No. 811-22894) (“Registrants”)

This letter summarizes the comments provided by Mr. David Manion of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 7, 2021, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for below funds (each a “Fund” and collectively, the “Funds”) covering years ended June 30, 2020 through January 31, 2021. Responses to all the comments are included below:

Registrant Name	Series Name	FYE Reviewed
Investment Managers Series Trust	SilverPepper Commodity Strategies Global Macro Fund	6/30/2020
Investment Managers Series Trust	SilverPepper Merger Arbitrage Fund	6/30/2020
Investment Managers Series Trust	KL Allocation Fund	8/31/2020
Investment Managers Series Trust	Ironclad Managed Risk Fund	9/30/2020
Investment Managers Series Trust II	AXS Multi-Strategy Alternatives Fund	9/30/2020
Investment Managers Series Trust II	AXS Managed Futures Strategy Fund	9/30/2020
Investment Managers Series Trust II	AXS Alternative Growth Fund	9/30/2020
Investment Managers Series Trust II	AXS Chesapeake Strategy Fund	9/30/2020
Investment Managers Series Trust II	AXS Aspect Core Diversified Strategy Fund	9/30/2020
Investment Managers Series Trust	Vaughan Nelson Emerging Markets Opportunities Fund	10/31/2020

Registrant Name	Series Name	FYE Reviewed
Investment Managers Series Trust	EuroPac International Dividend Income Fund	10/31/2020
Investment Managers Series Trust	EuroPac Gold Fund	10/31/2020
Investment Managers Series Trust	EP Emerging Markets Small Companies Fund	10/31/2020
Investment Managers Series Trust	EuroPac International Bond Fund	10/31/2020
Investment Managers Series Trust	EuroPac International Value Fund	10/31/2020
Investment Managers Series Trust	Vaughan Nelson International Small Cap Fund	10/31/2020
Investment Managers Series Trust	Riverbridge Growth Fund	11/30/2020
Investment Managers Series Trust	Riverbridge Eco Leaders Fund	11/30/2020
Investment Managers Series Trust	Braddock Multi-Strategy Income Fund	12/31/2020
Investment Managers Series Trust II	Kennedy Capital ESG SMID Cap Fund	12/31/2020
Investment Managers Series Trust II	Raub Brock Dividend Growth Fund	12/31/2020
Investment Managers Series Trust II	Cannabis Growth Fund	1/31/2021

1.	Discuss in the response letter the funds’ accounting and reporting for futures contracts including timing on recognition of realized gains and losses on futures transactions. For example, the SilverPepper Commodity Strategy Global Macro Fund reported unrealized appreciation and unrealized depreciation on futures contracts on the statement of assets and liabilities rather than reporting variation margin on futures contracts.

Response: The Registrant will report variation margins on futures contracts in future reports.

2.	With respect to the SilverPepper Commodity Strategy Global Macro Fund, discuss the purpose of the $7 million collateral for foreign forward currency exchange contracts reported in the Statement of Assets and Liabilities and whether it has been recovered subsequent to the period-end.

Response: The Fund holds U.S. T-bills, collateral required for foreign forward currency exchange contracts, in a segregated account with its custodian. The $7 million cash represent proceeds from the maturity of a U.S. T-bill held in the segregated account. The $7 million cash has been transferred or moved out of the segregated account into the Fund’s primary custody account.

3.	With respect to the EuroPac International Bond Fund, the par or “Principal Amount” reported in the Schedule of Investments was presented in dollars ($) and is materially different from the fair “Value” reported. Please explain the difference between the par value and the fair value reported and if the par value reported was in local currencies, discuss remediate actions taken to ensure values are presented accurately in future shareholder reports.

Response: The Registrant confirms that the “Principal Amount” reported were in local currencies. Due to a system upgrade/change to the administrator financial reporting application, the coding for “local currencies” was missing. The Fund’s administrator has confirmed that the proper coding has been fixed in its financial reporting application and will also add the phrase “in Local Currency” to the “Principal Amount” column header in future reports.

4.	With respect to AXS Chesapeake Fund, the management discussion of fund performances (“MDFP”) did not identify or mention the name of the fund until the 2nd page, please ensure the name of the fund is clearly labeled up front in future reports.

Response: The Registrants will ensure the fund is clearly identified at the beginning of the MDFP in future reports.

5.	With respect to the Cannabis Growth Fund, the link on its website for the January 31, 2021 annual report opens to the Fund’s old January 31, 2020 annual report, incorrect. Please ensure links to shareholder reports are accurate going forward.

Response: The Fund has corrected the report link on its website and added procedures to test or verify the accuracy of the report link after each posting.

6.	Discuss the nature of the $23,367 “Due to Advisor” amount reported on the Statement of Assets and Liabilities of the Kennedy Capital ESG SMID Cap Fund.

Response: A fund typically had to pay certain costs such as legal fees or various state registration fees prior to its commencement of operations. As the fund has not yet commence operations and had no assets at the time, the advisor will pay for these fund expenses and seek reimbursement from the fund after it commences operations and have assets. The “Due to Advisor” amount represents legal and registration fees the Advisor paid on behalf of the Fund prior to its commencement of operations.

7.	With respect to the First Matrix RMOF Trust (“First Matrix”) corporate bond held in the Braddock Multi Strategy Income Fund, discuss in the response letter the Fund’s ownership interest in this security, how it was acquired, and if it produced any income during the year.

Response: The First Matrix security is an interest only bond backed by small business loans. It was purchased at $0.6767 with a total cost of $6,456. The bond did not make any interest payments during the year.

8.	With respect to the receivable for a called bond reported in the Braddock Multi Strategy Income Fund, discuss the circumstances surrounding this receivable, how was the amount determined citing relevant GAAP including ASC-450 that lead to the recording of this receivable.

Response: The Fund was a holder of the Class A-2 Notes of WFMBS 2004-H, a mortgage backed securities trust (the “MBS Trust”). The bond was called on November 25, 2019. The Fund owned $148,010 of unpaid principal balance at the time and should have received 100% at par when the issuer called the bond. The entity serving as trustee to the MBS Trust, pursuant to a provision in its pooling and servicing agreement, is allowed to held back cash to create a reserve fund to cover potential legal costs in the event there are litigations or claims against the entity’s performance as trustee to the MBS Trust. The trustee to the MBS Trust did held back cash as a reserve for potential legal costs and as a result, the Fund only received partial payment of $121,830 of the $148,010 receivable of expected proceeds from the called bond. If no legal action is taken or if legal action is taken and the trustee is found responsible, the reserve funds will be paid out to the bond holders. If legal action is taken and the trustee is found not responsible, the trustee can recoup legal costs it incurred from the reserve funds.

The Fund’s sub-advisor assessed the collectability of the remaining receivable balance of $26,180 based on: (1) information it received from the trustee of the MBS Trust that there have been no litigations or claims made, (2) its review of the loans in the MBS Trust and noted none of the loans experienced any material losses or write downs, therefore, believes it’s unlikely of any legal action taken against the trustees of the MBS Trust and if legal action is taken, it’s unlikely it will lead to damages but may incur limited legal costs. In addition, the Fund, at the recommendation of the sub-advisor, adjusted the receivable balance to the present value of $22,216 assuming a 3-year period to resolution and discounted the cash flow at the bond’s coupon rate. The Fund also took into consideration prior experiences of two other receivables for cash reserves held back by trustees of similar securities were ultimately collected at 100% of the receivable amount. Based on these factors, the Fund believes the collection of the remaining receivable balance is probable.

9.	The EP Gold Fund and the Braddock Multi-Strategy Income Fund responded “N” to Form N-CEN Item C.8.c “Are the fees waived subject to recoupment?”. Given these Funds’ expense limitation agreements have recoupment provisions, the “N” response appeared to be incorrect or a clerical error.

Response: The Registrants believes Item C.8.c refers to Item C.8.b “Were any expenses of the Fund reduced or waived pursuant to the expense limitation arrangement during the reporting period?”. As both Funds did not have any fees waived or expenses reimbursed during the reporting period, the “N” response to Item C.8.c is appropriate and accurate.

10.	Discuss the nature of the accounting error occurred in fiscal year 2019 reported in the Riverbridge Growth Fund’s annual report and any control remediation to detect and prevent future errors.

Response: On December 10, 2018, the fund accounting agent inadvertently reported a $2.9 million redemption on the daily cash flow report while the actual redemption amount was only $15,000. The Fund’s advisor sold securities on December 10, 2018 to meet the reported $2.9 million redemptions. The error was discovered on December 12, 2018 and the advisor repurchased the securities on December 13, 2018. The error did not impact the Fund’s NAV but resulted in a trading loss due to market value change and commissions totaling $45,082 which was reimbursed by the fund accounting agent. The fund accounting agent noted the error was an isolated incident and implemented additional verification procedures to prevent a reoccurrence.

11.	Explain in the response letter why investments in the UMB Money Market Fiduciary fund are not treated as investments in affiliates and reported in accordance with Reg S-X Schedule 12-12.

Response: The “UMB Money Market Fiduciary” is not a money market fund. It’s the name UMB Bank n.a. uses for its interest paying demand deposit account. Amounts reported as “UMB Money Market Fiduciary” are cash deposits at the bank.

12.	The KL Allocation Fund changed its primary benchmark in 2020 but it did not include returns of the former index in its prospectus dated January 1, 2021, the first year of change pursuant to instruction 2(c) to Item 4 (b)(2) on Form N1-A.

Response: The former index provider notified the Fund and the Fund’s advisor that a fund may not report or use their index returns in public documents unless under a licensing agreement and pay licensing and redistribution fees for such use. As a result, the Fund was not able to report the former index returns in its 2021 prospectus.

13.	Discuss the nature of the liability, “Advance on unrealized swap appreciation” reported in the AXS Managed Futures Strategy Fund’s Statement of Assets and Liabilities. Discuss whether it was an upfront payment or receipt and if so, why the payment was not reported in accordance with Reg S-X Schedule 12-13c.

Response: The agreement with the total return swap counterparty has a “Cash Holding Adjustment Provision” that gives the Fund’s advisor the ability to reduce cash holdings at the counterparty. The detail of this arrangement was disclosed in Note 2(d) to the Fund’s consolidated financial statements.

“To help to reduce counterparty risk on the Managed Futures Strategy Fund, the Advisor has the right to reduce the Managed Futures Strategy Fund’s exposure and remove cash from the Managed Futures Strategy Fund’s total return swap with Deutsche Bank AG. This cash holding shall be in excess of $250,000 and may not exceed 40% of the Index exposure in total. The Managed Futures Strategy Fund is charged interest on this cash holding and any amount removed will be offset against the final settlement value of the swap. As of September 30, 2020, the Managed Futures Strategy Fund at the request of the Advisor had $6,891,854 in cash holdings as shown in the Consolidated Statements of Assets and Liabilities under advance on unrealized appreciation.”

14.	Discuss whether any security held on December 31, 2020 by the Braddock Multi Strategy Income Fund was in default or non-income producing. Non-income producing securities should be presented in accordance with Reg S-X Schedule 12-12.

Response: There was only one defaulted and non-income producing security, First Matrix RMOF Trust held by the Fund as of December 31, 2020. The Registrant will report non-income producing security in accordance with Reg S-X Schedule 12-12 in future reports.

15.	With respect to the Braddock Multi Strategy Fund, discuss how the Fund was able to absorb previously waived fees above its current expense limits.

Response: The 1.77%, 2.52%, and 1.52% ratio of expenses to average net assets reported in the Financial Highlights included 0.02% of dividend and interests on securities sold short. Pursuant to the operating expense limitation agreement, interests and dividend and interest on securities sold short are excluded from operating expenses for purposes of determining the annual operating expense limit. The Fund’s ratio of expenses to average net assets excluding commitment fees and dividend and interest on securities sold short were 1.75%, 2.50%, and 1.50%, for Class A, Class C, and Class I shares, respectively.

* * * * *

If you have any questions or additional comments, please contact the undersigned at 626-914-1041. Thank you.

Sincerely,

/s/RITA DAM

Rita Dam

Treasurer